Exhibit 99.(h)(10)

12b-1 FEE WAIVER AGREEMENT

This Rule 12b-1 Fee Waiver Agreement, dated as of April 1, 2013, is signed by Sentinel Financial Services Company, a Vermont partnership (the “Distributor”), the principal underwriter of the shares of the Sentinel Short Maturity Government Fund (the “Fund”), a series of Sentinel Group Funds, Inc., a Maryland corporation (the “Corporation”).

WHEREAS, the Distributor has agreed to waive and limit its Rule 12b-1 distribution and/or service fees applicable to the Class S shares of the Fund for a limited period of time; and

WHEREAS, the Distributor understands and intends that the Corporation, on behalf of the Fund, will rely on this Fee Waiver Agreement in the preparation and filing of post-effective amendments to the Corporation’s registration statement on Form N-1A with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Corporation to do so.

NOW THEREFORE, for good and valuable consideration, the Distributor agrees as follows:

1.                                       The Distributor agrees to contractually waive and limit Rule 12b-1 distribution and/or service fees paid by the Class S shares of the Fund to the Distributor in order to prevent the maximum annual fee paid by the Class S shares of the Fund from exceeding 0.50% of average daily net assets of such Class.

2.                                       This contractual fee waiver shall become effective as of the date hereof and shall terminate immediately after the close of business on March 31, 2014, unless renewed by the Distributor.

SENTINEL FINANCIAL SERVICES COMPANY

/s/ James C. Cronin
James C. Cronin
President

Agreed and Accepted
SENTINEL GROUP FUNDS, INC., on behalf of the Sentinel Short Maturity Government Fund

/s/ Christian W. Thwaites
Christian W. Thwaites
President and Chief Executive Officer